EFES

RECEIVED

2008 FEB 14 A 9:07

[redacted]

08000780

File: 082-04144

February 8, 2008

Re: Rule 12g3-2(b) – Submission by Anadolu ~~Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the decision of its subsidiary Efes Breweries International ('EBI') to acquire 100.0% of Lomisi Ltd. ("Lomisi") in Georgia.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

[signature]

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

EBI ACQUIRES NUMBER ONE POSITION IN GEORGIA

Efes Breweries International N.V. ("EBI"), 70% subsidiary of Anadolu Efes Biracılık ve Malt San. A.Ş. ("Anadolu Efes"), today announced that it signed a Share Purchase Agreement to acquire 100.0% of Lomisi Ltd. ("Lomisi") in Georgia. Lomisi is the leader in the Georgian beer market with an estimated market share of 42% by volume in 2007, up from 35% in 2006.

Lomisi has a total annual brewing capacity of approximately 0.55 mhl and operates two breweries in Alkhagori and Natakhtari. It produces six brands of beer, including "Natahktari", an upper mainstream brand, "Lomisi", a lower mainstream brand and premium segment brands "Kubicek" and "3D".

In addition to the brewing operations, Lomisi also has a soft drink operation in Georgia.

"We believe we can capitalize on the broad experience we have gained in our other operating markets in this geography to expand our presence in our focus region" commented Mr. Alejandro Jimenez, Chairman of the Board of Management and Chief Executive Officer of EBI. Mr. Jimenez also added "We are excited to access the very dynamic and rapidly growing Georgian beer market through a strategically sound transaction. I am also pleased to underline the fact that this acquisition will be both value and profit enhancing for EBI's business."

Georgian beer market has grown 16% on a compounded annual basis between 2002 and 2007. However current per capita consumption is estimated to be only 19 liters, suggesting a significant future growth potential. Georgia has an estimated 2007 population of approximately 4.7 million.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Manager)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

END